SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                             Kerr-McGee Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    492386107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

__________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      492386107              SCHEDULE 13D         PAGE 2 OF 15 PAGES
------------------------------                             ---------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                4,501,300 (including options to purchase up to
                                1,700,200 Shares) (see Item 5)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                     -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     4,501,300  (including options to purchase up to
                                1,700,200 Shares) (see Item 5)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,501,300 (including options to purchase up to 1,700,200 Shares)
            (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [x]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      492386107              SCHEDULE 13D         PAGE 3 OF 15 PAGES
------------------------------                             ---------------------

ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the shares ("Shares") of common stock, $1.00 par value, of Kerr-McGee Corporation (the "Issuer"). The principal executive office of the Issuer is located at Kerr-McGee Center, Oklahoma City, Oklahoma 73125.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

         Any disclosures made herein with respect to persons or entities other than the Reporting Person and the Principals are made on information and belief after making inquiry to the appropriate party. By virtue of the communications with the Issuer by representatives of Icahn Partners LP, Icahn Partners Master Fund LP and High River Limited Partnership (collectively, the "Icahn Group") and of the Reporting Person, as more fully described in Item 4, the Reporting Person may be deemed to be a "group" with the Icahn Group for purposes of the Act. Although the Reporting Person does not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act. The Reporting Person expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Person's management and control. The securities reported herein as being beneficially owned by the Reporting Person do not include any securities held by the Icahn Group or any other person or entity other than the various accounts under the Reporting Person's management and control.

         (b) The principal business address of the Reporting Person and the Principals is 201 Post Street, Suite 1000, San Francisco, California 94108.

         (c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

         (d) Neither the Reporting Person nor the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Person nor the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP NO.      492386107              SCHEDULE 13D         PAGE 4 OF 15 PAGES
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         (f) The Reporting Person is a limited liability company organized in
Delaware. The Principals are citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 4,501,300 Shares reported herein by the Reporting Person, 2,801,100 Shares were acquired at an aggregate purchase price of approximately $174,730,022.67, and the remaining 1,700,200 Shares represent options to acquire Shares, which options were acquired at an aggregate purchase price of approximately $4,370,809.54. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person originally acquired Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investment opportunity. On or about February 23, 2004, representatives of the Reporting Person and the Icahn Group spoke with Luke R. Corbett, Chairman and Chief Executive Officer of the Issuer, and suggested various actions to be taken by the Issuer that they believe would enhance stockholder value. These suggestions were then memorialized in a letter to the Issuer on March 3, 2005, a copy of which is attached hereto as Exhibit A and incorporated herein by reference. Pursuant to discussions among the Reporting Person and the Icahn Group, on March 2, 2005 the Icahn Group notified the Issuer that it proposed to nominate Barry Rosenstein and Carl Icahn for election to the Issuer's board of directors at the 2005 annual meeting of stockholders. Based on the March 2, 2005 deadline for stockholders to submit proposals, as set forth in the Issuer's bylaws, the Reporting Person and the Icahn Group believed it necessary to preserve their right to nominate Messrs. Rosenstein and Icahn as candidates, and to solicit proxies in favor of these nominees, should the Issuer not take satisfactory measures in pursuit of stockholder value.

         Neither the Reporting Person nor the Principals has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the Issuer's response to the actions suggested by the Reporting Person and the Icahn Group, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing further discussions with the Issuer, other stockholders and third parties, soliciting proxies in favor of Messrs. Rosenstein and Icahn and/or otherwise changing its intention with respect to any and all matters referred to in Item 4.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY JANA PARTNERS LLC AND ITS AFFILIATES FROM THE STOCKHOLDERS OF KERR-MCGEE CORPORATION FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, THE PROXY STATEMENT AND SUCH OTHER DOCUMENTS WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF KERR-MCGEE CORPORATION.

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CUSIP NO.      492386107              SCHEDULE 13D         PAGE 5 OF 15 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 151,692,157 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

         As of the close of business on March 2, 2005, the Reporting Person may be deemed to beneficially own 4,501,300 Shares (including options to purchase up to 1,700,200 Shares), constituting approximately 2.6% of the Shares outstanding. Upon information and belief, the Icahn Group, as of the close of business on March 2, 2005, may be deemed to beneficially own 7,106,000 Shares. Accordingly, the 11,607,300 Shares that may be deemed to be beneficially owned in the aggregate by the Reporting Person and the Icahn Group, as of the close of business on March 2, 2005, constitutes approximately 7.65% of the Shares outstanding.

         (b) The Reporting Person has sole voting and dispositive powers over the 4,501,300 Shares reported herein (including, if such options are exercised, the 1,700,200 Shares underlying the options reported herein), which powers are exercised by the Principals.

         (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit B hereto and is incorporated herein by reference. Except for 250,000 Shares sold in a private transaction pursuant to an option that had been issued to and exercised by the Icahn Group, all of the transactions in Shares listed on Exhibit B hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities. All of the options held, as reported herein, were acquired in open market purchases as set forth in Item 6.

         (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         As set forth below, the Reporting Person holds, as of March 2, 2005, options to acquire 1,700,200 Shares, each of which was acquired on the open market:

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CUSIP NO.      492386107              SCHEDULE 13D         PAGE 3 OF 15 PAGES
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                 Shares
   Date of     Underlying     Exercise Price                     Purchase Price
  Purchase       Options      per Share ($)    Expiration Date   per Option ($)
-------------------------------------------------------------------------------
  02/07/05        49,000          65.00            03/18/05           1.1859
  02/08/05       100,000          65.00            03/18/05           1.3357
  02/22/05         1,000          75.00            03/18/05           2.2555
  02/25/05       100,000          80.00            03/18/05           1.1942
  02/28/05        73,300          80.00            04/15/05           2.0558
  02/28/05        70,700          80.00            03/18/05           0.9558
  03/01/05       250,000          80.00            03/18/05           1.5000
  03/01/05       211,000          80.00            03/18/05           1.0294
  03/01/05       226,900          75.00            03/18/05           3.8279
  03/01/05       100,000          80.00            04/15/05           2.7108
  03/02/05       272,100          75.00            03/18/05           5.2532
  03/02/05       126,900          80.00            04/15/05           3.1693
  03/02/05       118,300          80.00            03/18/05           2.2168
  03/02/05         1,000          65.00            03/18/05          13.5285

      As more fully described in Item 4, pursuant to discussions among the Reporting Person and the Icahn Group, on March 2, 2005 the Icahn Group notified the Issuer that it proposed to nominate Barry Rosenstein and Carl Icahn for election to the Issuer's board of directors at the 2005 annual meeting of stockholders. Representatives of the Reporting Person and the Icahn Group have suggested various actions to the Issuer that they believe would enhance stockholder value. The Reporting Person currently intends to solicit proxies in favor of Messrs. Rosenstein and Icahn should the Issuer not take satisfactory measures in pursuit of stockholder value.

      Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A - Letter to the Issuer dated March 3, 2005.

2. Exhibit B - Transactions in the Shares by the Reporting Person during the past 60 days.

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CUSIP NO.      492386107             SCHEDULE 13D           PAGE 7 OF 15 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry S. Rosenstein
                                               ---------------------------
                                               Name: Barry S. Rosenstein
                                               Title:   Managing Director


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director

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CUSIP NO.      492386107             SCHEDULE 13D           PAGE 8 OF 15 PAGES
---------------------------                                 -------------------

                                  EXHIBIT INDEX

1. Exhibit A - Letter to the Issuer dated March 3, 2005.

2. Exhibit B - Transactions in the Shares by the Reporting Person during the past 60 days.

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CUSIP NO.      492386107             SCHEDULE 13D           PAGE 9 OF 15 PAGES
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                                    EXHIBIT A

                    LETTER TO THE ISSUER DATED MARCH 3, 2005

                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                         HIGH RIVER LIMITED PARTNERSHIP
                                JANA PARTNERS LLC

                                                 March 3, 2005

VIA FEDERAL EXPRESS AND FACSIMILE
----------------------------------
Mr. Luke R. Corbett
Chairman and Chief Executive Officer
Kerr-McGee Corporation
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Dear Mr. Corbett:

         As we have previously discussed with you, each of us is a large shareholder of Kerr-McGee Corporation ("KMG"), beneficially owning, in the aggregate, approximately 11.6 million shares or approximately 7.6% of the outstanding shares of KMG's common stock. Entities affiliated with Carl Icahn recently proposed Carl Icahn and Barry Rosenstein, managing partner of Jana Partners (a $3 billion hedge fund), as nominees for KMG's board of directors at the upcoming annual meeting. This action was taken in order to help ensure that KMG is focused on maximizing shareholder value. While management's recent announcement of its intention to review strategic alternatives for its chemicals business is a positive first step, we feel this action does not go far enough toward maximizing the value of KMG's common stock.

         A great opportunity exists today for shareholders of KMG. Never before has there been such a disconnect between the stock market valuation of publicly traded E&P companies such as KMG on a per barrel of oil equivalent ("boe") of proved reserves basis and the value at which oil and gas futures are trading in the commodity markets. We believe that this spread can be captured by KMG by selling today a portion of its production for delivery over the next five years and utilizing the proceeds from such a sale, today, to immediately repurchase stock. We believe that if KMG were to follow the plan outlined below (and detailed in the attached schedule), KMG's share price would increase significantly. The plan would require KMG to take the following steps:

     1.   Sell the chemical business;

     2. Enter into a transaction to monetize forward production and capitalize on today's

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CUSIP NO.      492386107             SCHEDULE 13D           PAGE 10 OF 15 PAGES
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     3.   high price of oil and gas, low interest rate environment and increased commodity market liquidity; and

     4. Utilize the proceeds from the chemical business sale and the forward sale of a portion of KMG's future oil and gas production to buy back shares.

         At KMG's current market price of $78.99 per share (as of the close of the market on March 2, 2005), and pro-forma for the sale of its chemicals business for $1.7 billion (the mid-point of the range projected on KMG's January 26, 2005 fourth quarter conference call), KMG is trading at approximately $11.80 per boe of proved in the ground reserves. To monetize the current discount in KMG's stock market valuation versus the commodity market valuation for oil and gas, we recommend that KMG immediately execute a Volumetric Production Payment transaction ("VPP") for 50 million boe's of proved producing reserves per year over each of the next five years (i.e., 250 million boe's of production total, or approximately 32% of KMG's total proved producing reserves), constituting approximately 37% of KMG's projected 2005 production.

         Based on the current forward curve for oil and gas, the low interest rate environment and increased liquidity in the commodity markets, we believe (as a result of discussions with commodity trading firms) that KMG could realize proceeds of between $35 and $38 per boe sold forward through a VPP transaction. As such, KMG could raise a total of approximately $8.75 BILLION OF CASH (assuming the VPP transaction at $35 per boe), or approximately 60% of its enterprise value (excluding KMG's chemicals business), by selling only approximately 21% of its total proved reserves. After raising the proceeds described above (including proceeds from the sale of the chemicals business), KMG should repurchase up to approximately 116 million shares of its stock at $90 per share. Following such a transaction, KMG would still have approximately 950 million boe of proved reserves, approximately 56% of which would be proved developed reserves and approximately 44% would be proved undeveloped reserves.

         Assuming that KMG would trade at its current value of $11.80 per boe of proved reserves (excluding the chemical business), the pro forma share price following the proposed transactions would be $111 per share. Historically, we believe investors have penalized KMG's share price due to what we perceive as poor results achieved in exploration, drilling and use of free cash flow. However, after giving effect to the proposed VPP transaction and the sale of the chemicals business, we believe that the public market valuation for KMG's remaining reserves could increase to be more in line with the reserve valuations attributed to its comparable companies (see attached schedule). If this were to occur, KMG could trade at $132 per share. Obviously, there can be no assurance that KMG common stock will trade within the $111 to $132 range, even if all of these transactions are undertaken and completed.

         We would like to discuss this recommendation with you at your earliest

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CUSIP NO.      492386107             SCHEDULE 13D           PAGE 11 OF 15 PAGES
---------------------------                                 -------------------

convenience since we feel it is important to move quickly while the opportunity exists.


                                                     Very truly yours,

                                                     /s/Carl C. Icahn
                                                     ------------------------
                                                     CARL C. ICAHN

                                                     /s/Barry Rosenstein
                                                     ------------------------
                                                     BARRY ROSENSTEIN


  [03.03.05 Letter to Kerr-McGee from Icahn and Rosenstein re VPP transaction]

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CUSIP NO.      492386107             SCHEDULE 13D           PAGE 12 OF 15 PAGES
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SCHEDULE A
----------
   THIS SHOULD BE READ ONLY IN CONJUNCTION WITH THE ATTACHED LETTER DATED MARCH 3, 2005

KMG VALUATION: PROFORMA FOR SALE OF CHEMICALS BUSINESS
AND 250 MMBOE VPP TRANSACTION AND STOCK REPURCHASE


CHEMICAL BUSINESS SALES PROCEEDS (1)                     $ 1,700,000,000
Estimated Tax Basis                                        1,600,000,000
Assumed Tax Rate                                                     35%
                                                           ---------------
ESTIMATED AFTER-TAX PROCEEDS FROM THE CHEMICAL SALE      $ 1,665,000,000


VPP BOE's Sold                                               250,000,000
Estimated VPP Sales Proceeds per BOE                     $         35.00
                                                           ---------------
ESTIMATED VPP SALES PROCEEDS                             $ 8,750,000,000

ESTIMATED PROCEEDS AVAILABLE FOR STOCK PURCHASES         $ 10,415,000,000


ASSUMED STOCK REPURCHASE PRICE PER SHARE                 $         90.00

Diluted Shares Outstanding at 12/31/04 (Per
KMG 2004 Earnings Release)                                   161,706,000

Assumed Shares Repurchased                                   115,722,222

Pro Forma Shares Outstanding after Assumed Repurchases        45,983,778

Total Proved Reserves at 12/31/04 (Per KMG
2004 Earnings Release)                                     1,200,000,000
Proved Producing Reserves Sold in VPP Transaction            250,000,000
                                                           ---------------
Total Proved Reserves after VPP Transaction                  950,000,000


Calculated Current Value of KMG Per Proved Reserve (2)   $         11.80
IMPLIED ENTERPRISE VALUE OF REMAINING KMG RESERVES @
$11.80 PER BOE                                           $11,210,000,000
Value Attributed to KMG Exploratory
Acreage and Other Assets                                              -

Less Current KMG Net Debt (Per KMG 2004 Earnings Release)$ 3,189,100,000
Present Value of Cost Associated with VPP Production       1,581,000,000
   (ASSUMED AT $6.0 PER BOE GROWN AT 15% PER ANNUM,
    DISCOUNTED AT 8% COST OF CAPITAL)
ESTIMATED PRESENT VALUE OF VPP TAX LIABILITY               1,330,000,000

REMAINDER EQUALS PRO FORMA KMG EQUITY VALUE              $ 5,109,900,000
Divided by Pro Forma KMG Shares Outstanding                   45,983,778
RESULTS IN PRO FORMA KMG VALUE PER SHARE @
$11.80 PER BOE                                           $        111.12


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CUSIP NO.      492386107           SCHEDULE 13D          PAGE 13 OF 15 PAGES
--------------------------                               -----------------------



EFFECT ON KMG'S SHARE PRICE ASSUMING A $12.80 PER BOE VALUATION OF
PROVED RESERVES


Current Assumed E&P Comparable Company Value of
Public Market Proved Reserves (3)                         $         12.80
IMPLIED ENTERPRISE VALUE OF REMAINING KMG RESERVES @
$12.80 PER BOE                                            $12,160,000,000
Value Attributed to KMG Exploratory
Acreage and Other Assets                                               -

Less Current KMG Net Debt (Per KMG 2004 Earnings Release) $ 3,189,100,000 Present Value of Cost Associated with
VPP Production                                              1,581,000,000
   (ASSUMED AT $6.0 PER BOE GROWN AT 15% PER ANNUM,
DISCOUNTED AT 8% COST OF CAPITAL)
ESTIMATED PRESENT VALUE OF VPP TAX LIABILITY                1,330,000,000

REMAINDER EQUALS PRO FORMA KMG EQUITY VALUE               $ 6,059,900,000
Divided by Pro Forma KMG Shares Outstanding                    45,983,778

RESULTS IN PRO FORMA KMG VALUE PER SHARE AT
$12.80 PER BOE                                            $        131.78


Notes:
--------------

(1) Assumes Chemical business is sold for the mid-point of KMG management's estimated valuation range as of January 26, 2005.

(2) KMG currently is trading at approximately $11.80 per boe of proved reserve after deducting the value of the Chemical business at the mid-point of KMG management's estimated valuation range as of January 26, 2005.

(3) Assumes KMG trades at $12.80 per boe of proved reserves. $12.95 represents the comparable company valuation on a per boe of proved reserves basis (Based on 2004 Earnings Releases for each company.) Comps. are comprised of Apache, Devon, Chesapeake and XTO Energy.

   THIS SHOULD BE READ ONLY IN CONJUNCTION WITH THE ATTACHED LETTER DATED MARCH 3, 2005

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CUSIP NO.      492386107             SCHEDULE 13D           PAGE 14 OF 15 PAGES
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                                    EXHIBIT B

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

    Date of Purchase (Sale)        Shares of Common Stock       Price per Share
                                      Purchased (Sold)                ($)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
           12/16/04                       100,000                       59.0389
           12/22/04                       100,000                       58.3149
           12/30/04                        35,000                       58.1890
           01/03/05                       100,000                       56.9715
           01/04/05                        65,000                       55.8455
           01/07/05                        75,000                       56.4429
           01/13/05                        27,400                       58.5759
           01/13/05                       100,000                       58.7622
           01/14/05                           500                       58.6570
           01/14/05                       100,000                       58.7027
           01/18/05                        50,000                       59.7400
           01/20/05                        98,000                       58.3727
           01/21/05                        25,000                       59.6000
           01/24/05                        50,000                       60.0846
           01/25/05                        75,000                       60.3329
           01/26/05                       125,000                       59.6540
           01/27/05                       100,000                       60.7730
           01/28/05                        75,000                       60.4541
           01/31/05                       200,000                       61.6390
           01/31/05                       245,000                       61.7078

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CUSIP NO.      492386107             SCHEDULE 13D           PAGE 15 OF 15 PAGES
---------------------------                                 -------------------

           01/31/05                        10,700                       61.4280
           01/31/05                        22,800                       60.4686
           02/01/05                       150,000                       62.5734
           02/04/05                       200,000                       62.9580
           02/04/05                         1,400                       62.8050
           02/07/05                        80,300                       63.6141
           02/07/05                        45,000                       64.2684
           02/08/05                       100,000                       64.3024
           02/11/05                        50,000                       66.8984
           02/14/05                       100,000                       67.3423
           02/14/05                       100,000                       67.5628
           02/14/05                        50,000                       67.6016
           02/15/05                        95,000                       68.2814
           02/15/05                       100,000                       68.6418
           02/15/05                       100,000                       68.3215
           02/15/05                       100,000                       68.4526
           03/01/05                      (250,000)*                     60.0000


*Sold pursuant to an option that had been issued to and exercised by the Icahn Group.